August 11, 2005

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	Regenesis Centers, Inc.
Registration on Form 10-SB

Filed June 18, 2005

File No. 0-51441

Dear Sir/Madam:

We represent Regenesis Centers, Inc (“Company”). We are in receipt of your letter dated July 20, 2005 regarding the above referenced filing and the following are our responses:

Item 5. Directors and Executive Officers, Promoters and Control Persons

1.	Disclose under appropriate caption, any prior blank check experiences involving officers and directors of the company. Describe in column format the name of each company. Include the date of registration and file number with the Commission and the current status of the company’s filings. Also,

state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each.

Answer:                This section has been revised to disclose that Anne Invernale, the sole officer, director and shareholder of the Company has never been an officer, director or shareholder of any other blank check companies.

2.	Attached is a statement from the Company as requested in your letter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:___/s/ Gregg E. Jaclin________

GREGG E. JACLIN

GEJ/tf